FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

ImmunoPrecise Antibodies Ltd. (the Company) 3204 4464 Markham Street, Victoria, British Columbia, V8Z 7X8, Canada

Item 2	Date of Material Change

December 8, 2023

Item 3	News Releases

A news release with respect to the material change was disseminated by the Company on December 8, 2023 through Business Wire and subsequently filed on SEDAR+.

Item 4	Summary of Material Change

On December 8, 2023, the Company completed its previously announced sale of an aggregate of 1,265,000 common shares of the Company (each, a "Common Share") at a purchase price of US$1.00 per Common Share in an underwritten public offering (the "Offering") priced at-the-market under the Nasdaq Capital Market (the "Nasdaq") rules. The 1,265,000 Common Shares includes 165,000 Common Shares issued pursuant to the full exercise by an underwriter of its over-allotment option. The aggregate gross proceeds to the Company were approximately US$1.265 million, before the underwriters' discount and commissions for the facilitation of the Offering.

Item 5	Full Description of Material Changes:

On December 8, 2023, the Company completed its previously announced Offering of an aggregate of 1,265,000 Common Shares of the Company at a purchase price of US$1.00 per Common Share and priced at-the-market under the Nasdaq rules. The aggregate gross proceeds to the Company were approximately US$1.265 million, before the underwriter's discount and commissions for the facilitation of the Offering.

The Benchmark Company acted as the sole book-running underwriter and R.F. Lafferty acted as co-underwriter for the Offering.

The securities were offered and sold pursuant to a shelf Registration Statement on Form F-3 (File No. 333-273197) that was declared effective by the United States Securities and Exchange Commission (the "SEC") on July 14, 2023. A copy of the final prospectus supplement and accompanying prospectus describing the terms of the offering has been filed with the SEC and is available on its website at www.sec.gov.

No securities were offered or sold to Canadian purchasers.

Item 6	Reliance on Section 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Jennifer Bath Chief Executive Officer (250) 483-0308

Item 9	Date of Report

December 13, 2023